UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DYCOM INDUSTRIES, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

0.75% CONVERTIBLE SENIOR NOTES DUE 2021

(Title of Class of Securities)

267475AB7

(CUSIP Number of Class of Securities)

Ryan F. Urness, Esq.
Vice President, General Counsel and Corporate Secretary
Dycom Industries, Inc.
11780 US Highway 1, Suite 600
Palm Beach Gardens, FL 33408
(561) 627-7171

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Lona Nallengara, Esq. Harald Halbhuber, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000 (Phone) (212) 848-7179 (Fax)

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$278,347,150	$36,129.46

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation assumes that all $292,997,000 aggregate principal amount of the issuer's 0.75% Convertible Senior Notes due 2021 are purchased at the tender offer price of $950 per $1,000 principal amount of such Convertible Notes.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.  Filing Party: Not applicable.

Form or Registration No.: Not applicable.  Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory statement

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by Dycom Industries, Inc., a Florida corporation (the “Company”), and relates to the offer (the “Offer”) by the Company to purchase any and all of its issued and outstanding 0.75% Convertible Senior Notes due 2021 (the “Convertible Notes”) for cash, at a purchase price equal to $950 per $1,000 principal amount of Convertible Notes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2020 (the “Offer to Purchase”). The Company will also pay to each Holder who validly tenders the Convertible Notes pursuant to the Offer all accrued and unpaid interest up to but excluding the date on which the Convertible Notes are purchased. The Company’s obligation to accept for payment, and to pay for, any Convertible Notes validly tendered and not validly withdrawn pursuant to the Offer is subject to satisfaction or waiver of all the conditions described in the Offer to Purchase. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Schedule TO incorporates by reference certain sections of the Offer to Purchase specified below in response to Items 1 through 13, except those items to which information is specifically provided herein. The Offer to Purchase is filed as Exhibit (a)(1)(i) hereto.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

(a)       Name and Address. The issuer of the securities subject to the Offer is Dycom Industries, Inc., a Florida corporation, with its principal executive offices located at 11780 US Highway 1, Suite 600, Palm Beach Gardens, FL 33408; telephone number (561) 627-7171.

(b)       Securities. The subject class of securities is the Company’s 0.75% Convertible Senior Notes due 2021. As of May 5, 2020, there was $292,997,000 aggregate principal amount of Convertible Notes outstanding.

(c)       Trading Market and Price. The Convertible Notes are not listed on any national securities exchange. There is no established trading market for trading in the Convertible Notes. The common stock of the Company, which may be issued upon conversion of the Convertible Notes, trades on the New York Stock Exchange under the symbol “DY.” The information set forth under “Market Information About the Convertible Notes” in the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a)       Name and Address. This is an issuer tender offer made by the filing person and subject company, Dycom Industries, Inc., a Florida corporation, with its principal executive offices located at 11780 US Highway 1, Suite 600, Palm Beach Gardens, FL 33408; telephone number (561) 627-7171.

The following table sets forth the names of each of the executive officers, directors and controlling persons of the Company. The business address and telephone number of each person set forth below is c/o Dycom Industries, Inc., 11780 US Highway 1, Suite 600, Palm Beach Gardens, FL 33408; telephone number (561) 627-7171.

Name	Position
Steven E. Nielsen	President, Chief Executive Officer and Chairman of the Board
Timothy R. Estes	Executive Vice President and Chief Operating Officer
H. Andrew DeFerrari	Senior Vice President and Chief Financial Officer
Scott P. Horton	Vice President and Chief Human Resources Officer
Ryan F. Urness	Vice President, General Counsel and Corporate Secretary
Dwight B. Duke	Director
Eitan Gertel	Director
Anders Gustafsson	Director
Patricia L. Higgins	Director
Peter T. Pruitt, Jr.	Director
Richard K. Sykes	Director
Laurie J. Thomsen	Director

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Item 4. Terms of the Transaction.

(a)       Material Terms.

(1)       Tender Offers.

(i)       The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Impact of the Offer on Rights of the Holders of the Convertible Notes” is incorporated herein by reference.

(ii)-(iii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet,” “The Offer— Introduction,” “The Offer—Consideration; Accrued Interest” and “The Offer—Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(iv)       Not applicable.

(v)       The information set forth in the Offer to Purchase in the section entitled “The Offer—Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(vi)-(vii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Procedures for Tendering and Withdrawing Convertible Notes” is incorporated herein by reference.

(viii)       The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet,” “Procedures for Tendering and Withdrawing Convertible Notes—Withdrawal of Tenders; Absence of Appraisal Rights,” “Acceptance for Payment and Payment” and “Conditions to the Offer” is incorporated herein by reference.

(ix)       Not applicable.

(x)       The information set forth in the Offer to Purchase in the section entitled “Impact of the Offer on Rights of the Holders of the Convertible Notes” and “Additional Considerations Concerning the Offer” is incorporated herein by reference.

(xi)       The consideration the Company pays for any Convertible Notes will extinguish the carrying value of the Convertible Notes. The consideration will be allocated between the debt and equity components for the Company’s accounting purposes.  The difference between the consideration the Company pays for the debt component and the net carrying amount of the Convertible Notes will be recognized as a gain or loss on extinguishment in the Company’s consolidated income statement in the period in which the Convertible Notes are repurchased.

(xii)       The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(2)       Mergers or Similar Transactions.

(i)-(vii) Not applicable.

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(b)       Purchases. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference. To the Company’s knowledge based on reasonable inquiry, no Convertible Notes are owned by any officer, director or affiliate of the Company.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Agreements Involving the Subject Company’s Securities.
(1)	The Company has entered into the following agreements relating to the Convertible Notes:
a.	Indenture, dated as of September 15, 2015, between Dycom Industries, Inc. and U.S. Bank National Association, as (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
b.	Base Bond Hedge Confirmation, dated September 9, 2015, between Dycom Industries, Inc. and Goldman, Sachs & Co. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
c.	Base Bond Hedge Confirmation, dated September 9, 2015, between Dycom Industries, Inc. and Bank of America, N.A. (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
d.	Base Bond Hedge Confirmation, dated September 9, 2015, between Dycom Industries, Inc. and Wells Fargo Bank, National Association (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
e.	Additional Bond Hedge Confirmation, dated September 10, 2015, between Dycom Industries, Inc. and Goldman, Sachs & Co. (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
f.	Additional Bond Hedge Confirmation, dated September 10, 2015, between Dycom Industries, Inc. and Bank of America, N.A. (filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
g.	Additional Bond Hedge Confirmation, dated September 10, 2015, between Dycom Industries, Inc. and Wells Fargo Bank, National Association (filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
h.	Base Warrant Confirmation, dated September 9, 2015, between Dycom Industries, Inc. and Goldman, Sachs & Co. (filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
i.	Base Warrant Confirmation, dated September 9, 2015, between Dycom Industries, Inc. and Bank of America, N.A. (filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
j.	Base Warrant Confirmation, dated September 9, 2015, between Dycom Industries, Inc. and Wells Fargo Bank, National Association (filed as Exhibit 10.9 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
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k.	Additional Warrant Confirmation, dated September 10, 2015, between Dycom Industries, Inc. and Goldman, Sachs & Co. (filed as Exhibit 10.10 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
l.	Additional Warrant Confirmation, dated September 10, 2015, between Dycom Industries, Inc. and Bank of America, N.A. (filed as Exhibit 10.11 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
m.	Additional Warrant Confirmation, dated September 10, 2015, between Dycom Industries, Inc. and Wells Fargo Bank, National Association (filed as Exhibit 10.12 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).

(2)       The information set forth in the Offer to Purchase in the section entitled “Additional Considerations Concerning the Offer – Termination of Convertible Bond Hedge and Warrant Transactions and Effect on Notes Not Purchased in the Offer” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)       Purposes. The information set forth in the Offer to Purchase in the section entitled “The Offer—Purpose of the Transaction” is incorporated herein by reference.

(b)       Use of Securities Acquired. The information set forth in the Offer to Purchase in the section entitled “The Offer—Purpose of the Transaction” is incorporated herein by reference.

(c)       Plans. The information set forth in the Offer to Purchase including in “Additional Considerations Concerning the Offer – Treatment of Convertible Notes Not Purchased in the Offer” and “Additional Considerations Concerning the Offer – Termination of Convertible Bond Hedge and Warrant Transactions and Effect on Notes Not Purchased in the Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)       Source of Funds. The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “The Offer— Source and Amount of Funds” is incorporated herein by reference.

(b)       Conditions. Not applicable.

(c)       Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)       Securities Ownership. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous—Securities Ownership” is incorporated herein by reference.

(b)       Securities Transactions. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous—Recent Securities Transactions” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)       Solicitations or Recommendations. The information set forth in the Offer to Purchase in the sections entitled “Dealer Managers, Information Agent and Depositary” and “Solicitation and Expenses” is incorporated herein by reference. None of the Company, its management or board of directors (or committee thereof), the Dealer Managers, the information agent or the depositary is making any recommendation as to whether holders of the Convertible Notes should tender such Convertible Notes in the Offer.

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Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)       Agreements, Regulatory Requirements and Legal Proceedings.

(1)       None.

(2)       The Company is required to comply with federal and state securities laws and tender offer rules.

(3)       Not applicable.

(4)       Not applicable.

(5)       None.

(b)       Other Material Information. None.

Item 12. Exhibit Index.

(a)(1)(i)	Offer to Purchase dated May 5, 2020.
(a)(5)(i)	Press Release dated May 5, 2020.
(b)	None.
(d)(1)	Indenture, dated as of September 15, 2015, between Dycom Industries, Inc. and U.S. Bank National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(2)	Base Bond Hedge Confirmation, dated September 9, 2015, between Dycom Industries, Inc. and Goldman, Sachs & Co. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(3)	Base Bond Hedge Confirmation, dated September 9, 2015, between Dycom Industries, Inc. and Bank of America, N.A. (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(4)	Base Bond Hedge Confirmation, dated September 9, 2015, between Dycom Industries, Inc. and Wells Fargo Bank, National Association (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(5)	Additional Bond Hedge Confirmation, dated September 10, 2015, between Dycom Industries, Inc. and Goldman, Sachs & Co. (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(6)	Additional Bond Hedge Confirmation, dated September 10, 2015, between Dycom Industries, Inc. and Bank of America, N.A. (filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).

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(d)(7)	Additional Bond Hedge Confirmation, dated September 10, 2015, between Dycom Industries, Inc. and Wells Fargo Bank, National Association (filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(8)	Base Warrant Confirmation, dated September 9, 2015, between Dycom Industries, Inc. and Goldman, Sachs & Co. (filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(9)	Base Warrant Confirmation, dated September 9, 2015, between Dycom Industries, Inc. and Bank of America, N.A. (filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(10)	Base Warrant Confirmation, dated September 9, 2015, between Dycom Industries, Inc. and Wells Fargo Bank, National Association (filed as Exhibit 10.9 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(11)	Additional Warrant Confirmation, dated September 10, 2015, between Dycom Industries, Inc. and Goldman, Sachs & Co. (filed as Exhibit 10.10 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(12)	Additional Warrant Confirmation, dated September 10, 2015, between Dycom Industries, Inc. and Bank of America, N.A. (filed as Exhibit 10.11 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(13)	Additional Warrant Confirmation, dated September 10, 2015, between Dycom Industries, Inc. and Wells Fargo Bank, National Association (filed as Exhibit 10.12 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2020

DYCOM INDUSTRIES, INC.

By:	/s/ Ryan F. Urness
Ryan F. Urness
Vice President, General Counsel and Corporate Secretary